August 26, 2025

C. Shane Smith
Chief Executive Officer
SMITHFIELD FOODS INC
200 Commerce Street
Smithfield, Virginia 23430

       Re: SMITHFIELD FOODS INC
           Draft Registration Statement on Form S-1
           Submitted August 20, 2025
           CIK No. 0000091388
Dear C. Shane Smith:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing